Exhibit 6.3

FIG CONFIDENTIAL

FIG REVENUE-SHARING AGREEMENT

This FIG REVENUE-SHARING AGREEMENT (this “Agreement”) is entered into as August 17, 2022 (the “Effective Date”), by and between the following parties (the “Parties”), with respect to the video games referenced below:

FIG PUBLISHING, INC., a Delaware corporation with its principal office at 149 5th Avenue, Suite 2E, New York, New York 10010 (“Fig”); and ATARI INTERACTIVE, INC., a Delaware corporation with its principal office at 286 Madison Avenue, New York, NY, 10017 (“Co-Publisher”).

This Agreement is comprised of (i) this Signature Page, (ii) the attached Terms Schedule (the “Terms Schedule”) and (iii) the attached Terms and Conditions (the “Terms and Conditions”); all of which shall be interpreted together to form a single integrated agreement.

Licensed Games. This Agreement relates to certain games to be mutually developed and co-published as agreed to by Fig and Co-Publisher (as further defined in the Terms Schedule, each a “Licensed Game” and collectively the “Licensed Games”)

This Agreement (for the avoidance of doubt, including the Terms Schedule and the Terms and Conditions) is EXECUTED by a duly-authorized representative of each Party as of the respective date set forth below.

FIG PUBLISHING, INC.		ATARI INTERACTIVE, INC.

By:	/s/ Chuck Pettid	By:	/s/ Ethan Zoubek
Name:	Chuck Pettid	Name:	Ethan Zoubek
Title:	President	Title:	President
Date:	8/17/2022	Date:	8/18/2022

FIG CONFIDENTIAL

FIG REVENUE-SHARING AGREEMENT

TERMS SCHEDULE

1.	BASIC TERMS

Licensed Game

Each “Licensed Game” will be a video game to be developed and co-published by Co-Publisher, including all bug-fixes, updates, upgrades, localizations and new versions released during the Term. A game will only be considered a “Licensed Game” after (i) Co-Publisher has presented the game to Fig with an Anticipated Release Date (as defined below) and a specific request for a certain amount of Fig Funds, and (ii) Fig mutually agrees to publish the game and to that certain amount of Fig Funds to be provided. Each Licensed Game will be added to Annex A of this Agreement as agreed to.

Co-Publisher agrees the following represent potential intellectual property which the Parties could mutually agree to deem a Licensed Game:

Adventure, Asteroids, Centipede & Millipede, Tempest & Tempest 2000, Yars Revenge, Missile Command, Pong, Combat, Breakout & Super Breakout, Star Raiders, Warlords, Swordquest Series, Space Duel, Crystal Castles, Black Widow, Gravitar, Haunted House, Lunar Lander, Major Havoc

If at least $3,000,000 of Fig Funds are provided to Co-Publisher, between one and three Licensed Games will be developed, with the allocation of the Fig Funds to be mutually agreed between the Parties.

Game Design Document	Each design document relating to each of the Licensed Game as confirmed and mutually agreed to by the Parties in writing will be incorporated in to this Agreement from time to time.

Licensed Platforms	The “Licensed Platforms” means any and all personal computer, mobile, tablet, video game console, interactive television, virtual reality, mixed reality, augmented reality and any other operating system on which video games are played, whether now known or hereafter devised, including PC, Apple Macintosh, Microsoft Xbox, Sony PlayStation, PlayStation VR and Vita, Nintendo Switch, Wii, Wii-U, DS and 3DS, Oculus and Valve/HTC Vive, Apple Macintosh, OS X and iOS devices including iPhone and iPad, Google Android devices and all future versions of each of the foregoing.

Anticipated Release Date; Release Date	Each Licensed Game will have an anticipated release date, being the date planned by Co-Publisher for the general offering and sale of each Licensed Game in the Territory (subject to extension by agreement of Fig and Co-Publisher, such agreement not to be unreasonably withheld by Fig) (each, the “Anticipated Release Date”). The first date of general offering and sale of a Licensed Game in the Territory is referred to as the “Release Date”).

Pre-Approved Distributors	As mutually agreed by the Parties in writing.

Term of Agreement	Unless earlier terminated pursuant to the Terms and Conditions, the term of this Agreement (the “Term”) shall begin on the Effective Date and expire on the Fig Share Termination Date (as provided below).

Territory	The Universe.

FIG CONFIDENTIAL

Fig Keys	Co-Publisher will provide Fig with 2,500 Fig Keys per Licensed Game (as defined in the Terms and Conditions) at no charge, at least ten (10) days prior to the Release Date of each Licensed Game, which Fig may use, offer, sell or otherwise dispose of as provided in this Agreement.

Co-Publisher Bank Information	Bank Name: Routing Number: Account Number:

Fig’s Address for Notices	149 5th Avenue, Suite 2E New York, New York 10010 Attn: Fig Legal E-mail: legal@fig.co

Co-Publisher’s Address for Notices	Atari Interactive, Inc. 286 Madison Avenue New York, NY 10017 E-mail: notifications@atari.com; waderosen@atari.com; ted.biderman@pearlstreetlegal.com

2.	CERTAIN DEFINITIONS

The following terms shall have the corresponding definitions set forth below:

Fig Funds	The sum of (i) (A) all amounts raised by Fig through the Fig Fundraising minus (B) the Fig Transaction Fee and (ii) any amounts that may be contributed directly by Fig or an Affiliate, provided such amounts are provided to the Co-Publisher for a Licensed Game. For the avoidance of doubt, neither Fig nor any Affiliate shall have any obligation to contribute any additional amount as Fig Funds, but may do so in its or their sole discretion. As used in this Agreement, “Affiliate” means an entity controlling, controlled by or under common control with the relevant Party.

Maximum Fig Funds	US$15,000,000.00

Minimum Fig Funds	US$1,000,000.00

Fig Fundraising	Fig’s solicitation and acceptance of investment with respect to this Agreement and related Licensed Games through Fig’s platform currently located at fig.co and/or one or more successor sites or other sites controlled by Fig (collectively and including fig.co and republic.co/fig the “Fig Sites”), which for the avoidance of doubt may include equity crowdfunding campaigns, and equity offerings, but shall not include any Fig Rewards Crowdfunding (as defined below) or any additional amounts that may be contributed directly by Fig or an Affiliate.

Fig Share	Gross Receipts multiplied by the Calculated Rate. For purposes of calculating the Fig Share, Gross Receipts shall include or add back any amounts deducted by any Third-Party Publisher (as defined in the Terms and Conditions) prior to actual receipt by Co-Publisher unless otherwise agreed to by Fig pursuant to Section 3.4.3(d) of the Terms and Conditions; for purposes of clarity, the intent of this provision is to ensure that the Fig Share is not subordinated to a Third Party Publisher’s revenue share without Fig’s approval pursuant to Section 3.4.3(d).

FIG CONFIDENTIAL

Gross Receipts

All amounts derived from exploitation of a Licensed Game received by or for Co-Publisher or any Affiliate of Co-Publisher (or by Fig or any Affiliate of Fig pursuant to Fig Sales, as defined below). For purposes of clarity, “Gross Receipts” includes (i) all amounts derived from commercial exploitation of a Licensed Game, including through in-app purchases, advertising and subscriptions and any amounts received or credited by Third-Party Publishers or Distributors; (ii) any advances or upfront license fees from Third-Party Publishers and Distributors as and when such advances are recouped by such Third-Party Publisher or Distributor, as applicable, but not at the time such advances or license fees are paid to Co-Publisher; and (iii) receipts received by or for Co-Publisher pursuant to any Fig Rewards Crowdfunding campaigns that are not spent in the development or publishing of a Licensed Game (including in the securing of intellectual property or technology licenses necessary for the development of a Licensed Game); minus Distributor commissions, commissions payable to advertising networks with respect to any advertisements served in a Licensed Game, sales taxes, VAT and other taxes applying to such sales, chargebacks, refunds, payment processor fees, and technology licenses necessary for the development of a Licensed Game.

In any case, Gross Receipts includes any of the foregoing amounts (i) received by Co-Publisher during the Term or (ii) received by Co-Publisher after the Term but accrued or earned during the Term.

Calculated Rate

The Tier 1 Calculated Rate or Tier 2 Calculated Rate, for the 60 months period starting on the date that is the earlier of (i) the date that the final Licensed Game under this Agreement is published or (ii) December 1, 2022, as determined below:

1.     From the Effective Date of this the Tier 1 Calculated Rate will be in effect until the Fig Share has reached 3x the cumulative Fig Funds (as increased during the term of the Agreement as Licensed Games are mutually agreed to by the Parties) (the “Target Tier 1 Return”) provided to Co-Publisher and then the Tier 2 Calculate Rate will be in effect; then

2.     The Tier 1 Calculated Rate will be in effect until the Target Tier 1 Return is achieved and then The Tier 2 Calculated Rate will be in effect,; and

3.     Thereafter (for the avoidance of doubt, beginning the day after the Fig Share Termination Date) the Calculated Rate will be 0% as this Agreement will be terminated.

The Parties agree to negotiate in good faith the allocation of Fig Funds per Licensed Game. If such allocation of Fig Funds does not cover the total amount paid to third parties for the development of such Licensed Game, including but not limited to, development, localization, quality assurance, music, and sound FX, but excluding Co-Publisher internal management costs, then the Parties further agree to negotiate in good faith a pro-rated Tier 1 Return and/or a pro-rated Tier 1 Calculate Rate and Tier 2 Calculated Rate.

Tier 1 Calculated Rate	40% of Gross Receipts.

Tier 2 Calculated Rate	20% of Gross Receipts.

Co-Publisher Royalty	Gross Receipts minus the Fig Share.

Fig Share Termination Date	The last day that the Tier 2 Calculated Rate is provided to be in effect as provided above.

Fig Service Fee	5.0% of Fig Funds

Fig Transaction Fee	2.7% of the amount raised through the Fig Fundraising (inclusive of credit card processing fees, ACH fees, wire charges, etc.)

FIG CONFIDENTIAL

FIG REVENUE-SHARING AGREEMENT

TERMS AND CONDITIONS

1.	Game Development and Distribution.

1.1	Game Content.

Co-Publisher shall develop and maintain each Licensed Game in material conformity with the Game Design Documents provided to Fig at the time a License Game is added to this Agreement, and in accordance with industry standards in the games business for the Licensed Platforms.

1.2	Cost.

As between Fig and Co-Publisher, Co-Publisher shall be solely responsible for the cost of development and distribution of each of the Licensed Games, including bug-fixes, updates, upgrades and “live ops,” subject to Fig’s contribution of the Fig Funds.

1.3	Customer Service.

As between Fig and Co-Publisher, Co-Publisher shall be solely responsible for providing and maintaining customer service and technical support in the Territory to Distributors and end users with respect to each of the Licensed Games (including, for the avoidance of doubt, any Distributors and end-users of Fig pursuant to Fig Sales (as defined below)). Such customer service and technical support shall be of a quality that is comparable to such customer service and technical support as Co-Publisher provides for its other “top-tier” titles. For the purposes of this Section, “customer service” means the resolution of issues pertaining to the Licensed Game in the following general categories: payment processing, order inquiries, replacements and refunds, and technical support.

1.4	Credits.

Co-Publisher shall include the following credits in the beginning credits of each of the Licensed Games in a format reasonably agreed by the Parties: a credit to Fig as Co-Publisher and to two (2) individuals designated by Fig as Executive Producers; provided that Co-Publisher shall not be liable for any casual or inadvertent failure to include such credits if such failure is corrected promptly following discovery.

FIG CONFIDENTIAL

2.	Fig Funds; Distribution; Revenue-Sharing.

2.1.	Fig Funds.

Fig shall pay, and Co-Publisher agrees to accept, Fig Funds in an amount up to the Maximum Fig Funds, but no less than the Minimum Fig Funds reduced by amounts withheld by Fig pursuant to Section 2.1.1. Fig shall only provide Fig Funds during the Term of the Agreement in amounts mutually agreed to by the Parties with respect to a Licensed Game. The final amount of the Fig Funds will be an amount between the Minimum Fig Funds as reduced above and the Maximum Fig Funds, subject to the terms and conditions of this Agreement, as determined in the discretion of Fig. Any Fig Funds not provided toward the development of a Licensed Game will not be provided to the Co-Publisher. Payment of the initial amount of Fig Funds shall be made no later than ten (10) business days of the later of (i) date of the close of the Fig Fundraising and (ii) the selection of the first Licensed Game by the Parties. In the event of multiple closings of the Fig Fundraising, whether in one or distinct offerings, subsequent payments shall be made no later than ten (10) business days of the date of each subsequent closing. Co-Publisher shall use the Fig Funds solely for the development, marketing, publishing and operation of each of the Licensed Games. Prior to the Release Date of Licensed Game, and where the Co-Publisher requests additional sums from Fig, Fig may pay such additional sums, and these shall be treated as Fig Funds not subject to any Maximum Fig Funds limit.

2.1.1.	Amounts Withheld.

Co-Publisher agrees that Fig will retain from the payment of the Fig Funds an amount equal to the Fig Service Fee multiplied by the Fig Funds, plus (y) any Co-Publisher-approved marketing and other expenses that have been paid for by Fig and (z) any taxes required to be withheld by Fig. All such expenses described in clause (y) in the preceding sentence are subject to the prior written approval of Co-Publisher.

2.1.2.	Termination by Fig; Minimum Fig Funds.

Unless and until Fig provides Co-Publisher with Fig Funds in an amount at least equal to the Minimum Fig Funds (less any amount that Fig is entitled to withhold hereunder), Fig may at any time in its sole discretion terminate this Agreement upon notice to Co-Publisher, with no liability or obligation other than as provided in Section 7.5. Co-Publisher shall return to Fig any amount of the Fig Funds previously provided to Co-Publisher within ten (10) days following such notice, without withholding or any offset whatsoever.

2.2.	Distribution Agreements.

2.2.1.	Defined

A “Distribution Agreement” means an agreement whereby a Distributor is granted the right to distribute, deliver, transmit, stream, resell or wholesale a Licensed Game on any Licensed Platform. “Distributor” means the distributing counterparty to a Distribution Agreement, and includes the Apple App Store, Google Play, Amazon Appstore and Steam as well as regional distributors of mobile and personal computer applications, for example in developing countries.

2.2.2.	New Distribution Agreements by Co-Publisher.

Co-Publisher may enter into any Distribution Agreement in its discretion, provided that each such Distribution Agreement establishes terms based on arm’s-length dealings. Co-Publisher agrees as soon as reasonably practicable to notify Fig by email or in writing when it enters into any Distribution Agreement and to provide Fig with a copy of such Distribution Agreement. In the event that the counterparty to any Distribution Agreement is an Affiliate of Co-Publisher, Co-Publisher shall notify Fig of such fact upon providing the Distribution Agreement (which shall be unredacted) to Fig.

2.2.3.	Fig Sales; New Distribution Agreements by Fig.

Fig may advertise, offer and sell Licensed Games directly, including through the Fig Site(s), pursuant to the license granted in Section 3.1, as well as through Distributors. Fig will obtain Co-Publisher’s prior written approval for each Distribution Agreement that Fig enters into with a Distributor (other than a Pre-Approved Distributor, as set forth on the cover page hereto), which approval may be withheld in Co-Publisher’s sole discretion. (all sales pursuant to this Section 2.2.3, “Fig Sales”).

2.2.4.	Licensed Game Purchase Links.

Co-Publisher will deliver to Fig the link(s) under which visitors to any Fig Site(s) (determined in Fig’s discretion) and those of Fig’s Distributors as permitted in this Agreement may purchase each of the Licensed Games, as the Licensed Games may be updated from time to time, as well as all up-to-date information (such as pricing) for Fig and such Distributors for reference to offer the Licensed Games for sale thereby, and shall otherwise cooperate so as to avoid any delays in fulfillment or servicing of customer orders for the Licensed Game pursuant to Fig Sales.

FIG CONFIDENTIAL

2.3.	Licensed Game Keys.

Co-Publisher will deliver to Fig the number of valid Steam game keys of for each Licensed Game that is offered in a PC version (or such other format of keys as mutually agreed) set forth on the Terms Schedule (the “Fig Keys”) no later than fourteen (14) days from the Licensed Game’s commercial launch, to be held and used by Fig exclusively for the sale of each of the Licensed Games through Fig Sales during the Term and at Fig’s sole discretion. The Fig Keys shall be deemed the sole property of Fig and Co-Publisher hereby represents and warrants that Co-Publisher shall not, and shall not knowingly allow any third party to, interfere in any manner with Fig’s ownership rights in and to the Fig Keys, including, without limitation, any duplication, cancellation, or prevention of the distribution or redemption of such Fig Keys.

2.4. No Bundling, Etc. Without Fig’s prior written consent in each instance, and except as otherwise set out herein (e.g. as set out in approved marketing plans), Co-Publisher shall not have the right to cross-promote each of the Licensed Games in connection with any other product or service or to distribute each of the Licensed Games: (a) as part of (i) a “bundle” (i.e., distributed as part of a package with any other thing of value) or (ii) a “compilation” (i.e., distributed as part of a package with any other software); or (b) via any alternative form(s) of media or distribution (including OEMs and other sublicensees, etc.) not otherwise agreed in writing by the Parties in advance.

2.5.	Revenue Sharing.

Co-Publisher shall pay to Fig, or Fig shall retain (as applicable), the Fig Share in accordance with the terms below.

2.5.1.	Fig Share.

In the case of Gross Receipts received by or credited to Co-Publisher, Co-Publisher shall pay to Fig the Fig Share relating thereto in accordance with Section 2.5.4.

2.5.2.	Co-Publisher Royalty.

In the case of Gross Receipts received by or credited to Fig from Fig Sales, Fig shall pay to Co-Publisher the Co-Publisher Royalty relating thereto in accordance with Section 2.5.4. The Gross Receipts received by Fig less the Co-Publisher Royalty will be retained by Fig as the corresponding Fig Share.

2.5.3.	Certification, QA; Marketing Expenses.

Fig shall be reimbursed for any and all out-of-pocket expenses actually paid by Fig as part of a certification, quality assurance or other approval process required by a Distributor, as well as Co-Publisher pre-approved marketing and localization expenses incurred by Fig (which amounts, if any, for the sake of clarity, will be reimbursed directly to Fig prior to calculating Gross Receipts) (the “Marketing Expenses”).

2.5.4.	Statements and Payments.

The Fig Share and the Co-Publisher Royalty shall be paid by Co-Publisher and Fig, respectively, no later than thirty (30) days after the end of the calendar quarter in which the Gross Receipts are received by the applicable Party together with a statement detailing calculation of the Fig Share or the Co-Publisher Royalty, as applicable (including copies of payment statements from Distributors and calculation of any adjustment to reflect Third-Party Distributor terms as provided in the definition of Fig Share). Upon request, each Party will provide the other with access to real-time reporting posted or made available by any Distributor.

FIG CONFIDENTIAL

2.6.	Taxes.

To the extent necessary to comply with applicable law, a paying Party may withhold taxes due from the receiving Party, at the applicable rate, as reduced by any treaty between the United States and the country from which the payment originates. The paying Party shall use commercially reasonable efforts to furnish to the receiving Party the original or a copy of a receipt evidencing payment thereof in a form acceptable to the government of the foreign country or other relevant local tax authority, certifying the fact that such tax has been duly paid. If for any reason the paying Party does not withhold such taxes, then the receiving Party agrees to pay such taxes within sixty (60) days from the date of notice from the paying Party. If the receiving Party does not pay such taxes and the relevant tax authority holds the paying Party liable, then the receiving Party agrees to indemnify the paying Party for any such liability within sixty (60) days from the date of paying Party’s notice thereof.

2.7.	Co-Publisher Records; Audit.

Co-Publisher shall maintain books and records reasonably sufficient to permit verification of any payments of the Fig Share and the use of the Fig Funds toward development, marketing, publishing and operation of the Licensed Game. Fig shall be permitted to examine these books and records, directly or by its representative, such examination to occur during regular business hours, upon reasonable notice of not less than one (1) week, and in a manner that is not unreasonably disruptive to Co-Publisher’s business. In the event any such inspection reveals that Co-Publisher has failed to pay or underpaid any amounts of the Fig Share or spent any amount of the Fig Funds for any purpose unrelated to the development, marketing, publishing or operation of the Licensed Game, then Co-Publisher will (i) in the case of any underpaid payment of the Fig Share, immediately pay the underpaid amount upon demand or (ii) in the case of misused Fig Funds, immediately return to Fig such amount shown to be misused, upon written demand from Fig; any such repayment of Fig Funds shall not affect the allocation of the Fig Share resulting from the Fig Funds previously paid to Co-Publisher by Fig. Such payments will also include interest calculated from the date such payments were originally due at the rate of the lower of (i) One and One-Half Percent (1.5%) per month, or (ii) the maximum rate permitted by law.

2.8.	Fig Keys.

In addition to the foregoing remedy, Fig may sell, and have full rights and license to sell at Fig’s sole discretion, an amount of Fig Keys directly or through any Distributor, and retain 100% of the proceeds thereof to the extent sufficient to offset any amount due to Fig pursuant to Section 2.7, including interest, and any other amounts due by Distributor or Co-Publisher to Fig under this Agreement; provided that Fig shall have no obligation to exercise any such remedy.

2.9.	Rewards Crowdfunding.

Co-Publisher agrees that for at least one of the Licensed Games, Co-Publisher shall conduct a rewards crowdfunding campaign relating to such Licensed Game(s) (each, a “Fig Rewards Crowdfunding”) in order for Fig to introduce the Licensed Games to its community and promote such Licensed Game on the Fig Sites.

3.	IP Ownership and Fig Licenses.

3.1. IP Ownership. Co-Publisher owns all Intellectual Property Rights to the License Games, including, but not limited to, the right, title and interest in and to the Licensed Game(s) and the software, and Co-Publisher’s trademarks, including, but not limited to: (i) the source code, object code and other technology used in or otherwise incorporated into the Licensed Game(s); and (ii) any and all titles, names, characters, characterizations, artwork, designs, visual representations, game play, catch phrases, dialogues, plots, stories, storylines, concepts, trade names, trademarks, trade dress, logos or copyrighted material embodied by or otherwise incorporated into the License Game(s), including the title to the Licensed Game(s) (collectively, the "Co-Publisher Intellectual Property"). Fig shall not contest, or assist others in contesting, Co-Publisher’s rights or interests in the Co-Publisher’s Intellectual Property or the validity of such ownership. Fig shall return to Co-Publisher all Co-Publisher’s Intellectual Property delivered to Fig hereunder, or in Fig’s possession, promptly upon request, upon termination of this Agreement. All rights, title and interest in and to the Co-Publisher’s Intellectual Property (as provided by Co-Publisher and as digitized or otherwise encoded, converted, formatted or reformatted by or on behalf of Fig for public performance, broadcasting, distribution, promotion or sale on the website, or otherwise as permitted hereunder) in all media now known or hereafter developed, is owned and retained solely and exclusively by Co-Publisher.

FIG CONFIDENTIAL

3.2.	Fig Sales; Advertising, Promotion and PR of Fig.

Co-Publisher hereby grants to Fig for the Term a non-exclusive, fully paid up, royalty-free, transferable, sublicensable right and license throughout the Territory to sell, advertise, promote, publicly perform, reproduce, distribute, host transmit, display, and otherwise utilize each of the Licensed Games, Co-Publisher Brand Features and its and their associated Intellectual Property, through any and all online and offline media (including any Fig Site(s)), for the purpose of and in connection with Fig Sales (the “Distribution License”). For the avoidance of doubt, the Distribution License includes the right to take excerpts from each of the Licensed Games and use such excerpts for all purposes permitted herein and to use and display the Co-Publisher Brand Features in connection with the advertising and promotion of each of the Licensed Games as well as for marketing, promotion and public relations activities of Fig. Notwithstanding the foregoing no right is granted in this Section 3.1 for Fig to create or exploit any of Co-Publisher’s Intellectual Property or derivative work of Co-Publisher’s Intellectual Property other than for the advertising, promotion and public relations purposes of Fig provided above. In the event that Fig exercises its Distribution License rights, it shall enter into a distribution agreement with Co-Publisher under its standard distribution agreement terms.

3.3.	Fig Fundraising.

Co-Publisher hereby grants to Fig for the Term a non-exclusive, fully paid up, royalty-free, transferable, sublicensable right and license throughout the Territory to advertise, promote, publicly perform, reproduce, distribute, host, transmit, display, and otherwise utilize each of the Licensed Games, Co-Publisher Brand Features and their associated Intellectual Property, through any and all online and offline media (including any Fig Site(s)), for the purpose of and in connection with the Fig Fundraising, and including in filings with the US Securities and Exchange Commission and other US and non-US regulatory agencies, self-regulatory organizations and stock exchanges (collectively, “Regulatory Authorities”) (the license set forth in this Section 3.2, the “Fundraising License”). For the avoidance of doubt, the license provided in this Section 3.2 includes the right to take excerpts from the Licensed Game and use such excerpts for all purposes permitted in this Section 3.2.

Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement constitutes a license or any guarantee of a license to any third party Intellectual Property Rights that may be required for the development of any Licensed Game.

3.3.1.	Co-Publisher Brand Features

“Co-Publisher Brand Features” means the names, trademarks, trade names, service marks, service names, branding and logos proprietary to Co-Publisher or related to Co-Publisher and/or the Licensed Game.

3.3.2.	Intellectual Property Rights

“Intellectual Property Rights” means, with respect to any item, any and all now known or hereafter known (i) rights associated with works of authorship throughout the universe, including but not limited to copyrights and moral rights, (ii) trademark and trade name rights and similar rights, (iii) trade secret rights, (iv) patents, designs, and other industrial property rights, (v) all other intellectual property and industrial property rights, and (vi) all registrations, applications, renewals, extensions, continuations, divisions or reissues thereof now or hereafter in force (including any rights in any of the foregoing).

3.4. Delivery of Assets. To the extent not already delivered, Co-Publisher shall within ten (10) days following the Effective Date deliver to Fig, in such formats as may be reasonably requested by Fig, such key art and other assets as may be reasonably requested by Fig in connection with the exercise of Fig’s rights under the Distribution License and the Fundraising License.

3.5.	Third-Party Publishers.

3.5.1.	Third-Party Publisher

“Third-Party Publisher” means any person or entity, other than Fig and Co-Publisher, granted a license to exploit the Licensed Game on any Licensed Platform, or otherwise designated as a “publisher of record.”

3.5.2.	Co-Publisher Third-Party Publisher Agreement.

Subject to Section 3.5.3 below, Co-Publisher may enter into a Third-Party Publisher Agreement (as defined below) in its discretion. Co-Publisher agrees to notify Fig within ten (10) days of entering into any binding term sheet or binding understanding on principal terms of a Third-Party Publisher Agreement and to provide Fig with a copy of such Third-Party Publisher Agreement within ten (10) says of full execution thereof. In the event that the counterparty to any Third-Party Publisher Agreement is an Affiliate of Co-Publisher, Co-Publisher shall notify Fig of such fact upon providing the Third-Party Publisher Agreement (which shall be unredacted) to Fig.

FIG CONFIDENTIAL

3.5.3.	Terms.

Co-Publisher agrees that any agreement between Co-Publisher and a Third-Party Publisher (a “Third-Party Publisher Agreement”) shall:

(a)	be negotiated through good faith and arm’s-length dealings and set forth commercially-reasonable terms;

(b)	establish customary rights to audit the books and records of and to receive accounting statements from the Third-Party Publisher (“Co-Publisher’s Audit Rights”). Upon a commercially reasonable request from Fig and at Fig’s expense, Co-Publisher shall use best efforts promptly to exercise its Co-Publisher’s Audit Rights and report findings to Fig;

(c)	include a requirement that the Third-Party Publisher forward copies of all statements from Distributors to Co-Publisher, and Co-Publisher shall forward such copies to Fig, as soon as reasonably practicable following receipt; and

(d)	if the revenue-sharing terms of the Third-Party Publishing Agreement would result in Fig receiving less than the Fig Share on a Gross Receipts basis as provided in the definition of Gross Receipts provided on the Terms Schedule, then Co-Publisher shall secure Fig’s written approval prior to entering into such Third-Party Publishing Agreement, which approval will be at Fig’s sole discretion; for purposes of clarity, the Fig Share is not to be subordinated to a Third Party Publisher’s revenue share without Fig’s approval pursuant to this section and in all cases ensure that the Co-Publisher provides Fig with the Fig Share in a commercially reasonable manner.

4.	Designation of a Licensed Game; Pre-Release Delivery; Consultations

4.1.	Designation of a Licensed Game.

Co-Publisher shall provide a written request no later fourteen (14) calendar days before the time they wish to receive Fig Funds for the development of a game. A game will only be considered a “Licensed Game” after (i) Co-Publisher has presented the game to Fig with an Anticipated Release Date and a specific request for a certain amount of Fig Funds, and (ii) Fig mutually agrees to publish the game and to that certain amount of Fig Funds to be provided. Each Licensed Game will be added to Annex A of this Agreement as agreed to. Once a Licensed Game is approved, Co-Publisher agrees as requested by Fig to schedule a meeting with respect to each calendar quarter prior to a Release Date to discuss such the release of a Licensed Game and any other matters of concern (which meeting may be in person, by phone or by videoconference). For the avoidance of doubt, Co-Publisher shall develop the Licensed Game in accordance with the Game Design Document unless otherwise consented by Fig in writing (which consent shall not be unreasonably withheld).

4.2.	Cooperation and Consultation.

Co-Publisher and Fig agree to cooperate as reasonably requested with regard to the marketing, advertising, promotion and distribution of the Licensed Game. In the event of disagreement, Co-Publisher shall have final say, unless the result would be additional expense to Fig or any modification to the terms of this Agreement. Co-Publisher and Fig agree to consult meaningfully over material business matters pertaining to the development of the Licensed Game, including budgeting, cash flow, marketing strategies and potential Distributors, and in connection therewith Co-Publisher agrees to provide Fig, at reasonable intervals, with the then-current build of the Licensed Game, then-current resource schedules and project timetables, and other documents and information material to the foregoing consultations.

4.3.	Reserved~~.~~

4.4.	No Liens or Encumbrances.

Except for liens or encumbrances under current general business obligations entered into by Co-Publisher or its affiliates in the ordinary course of the business, Co-Publisher has not, and will not until the first annual anniversary of the Release Date, cause or allow any liens or encumbrances to be placed against, grant any security interest in, or otherwise sell, transfer, bequeath, quitclaim or assign, the Intellectual Property Rights in and to the Licensed Game, without Fig’s prior written consent (not to be unreasonably withheld), and Co-Publisher has not and will not allow any of the foregoing to occur; provided that the foregoing shall not prohibit Co-Publisher from granting customary security interests in all or substantially all its assets in connection with the incurrence of ordinary-course commercial indebtedness.

FIG CONFIDENTIAL

4.5.	Questionnaire.

Co-Publisher’s responses to Fig’s form of Co-Publisher Questionnaire have been completed and delivered to Fig by Co-Publisher in good faith as part of Fig’s due diligence investigation of Co-Publisher and are free of material misstatements or omissions. Co-Publisher acknowledges and agrees that information from Co-Publisher’s responses may be included by Fig in any filing with any Regulatory Authority or disclosed to potential investors.

5.	Representations and Warranties

5.1	General.

Co-Publisher represents, covenants and warrants that (a) Co-Publisher has the right, power and authority to enter into this Agreement and to fully perform its obligations under this Agreement and to grant the rights granted or agreed to be granted hereunder; (b) the making of this Agreement by Co-Publisher does not violate any agreement existing between Co-Publisher and any other person or entity, and throughout the Term, Co-Publisher shall not make any agreement with any person or entity that is inconsistent with any of the provisions of this Agreement; (c) unless expressly permitted hereunder with respect to any approved third-party rights, Co-Publisher shall have acquired all rights necessary for the production, distribution, exhibition and exploitation of the Game and all related materials, including advertising and promotional content throughout the Territory for the purposes set forth in this Agreement; (d) Co-Publisher and the Game and operation of the Game comply, and at all times during the Term shall comply, with all applicable laws in effect during the Term in the Territory, including all applicable laws pertaining to the pricing, sale and distribution of the Game, as well as all applicable privacy and data protection laws; (e) the Game and any advertising or promotional content will not violate or infringe any right of privacy or publicity or any intellectual property right, or contain any libelous, defamatory, obscene or unlawful material, or otherwise violate or infringe any other right of any person, corporation, partnership or other entity; (f) the Licensed Game does not and will not contain (i) any material that is pornographic, obscene, or defamatory, (ii) any hidden “Easter eggs” containing any of the foregoing content; and (iii) any computer programming routines that are intended to damage, detrimentally interfere with, surreptitiously access, intercept or expropriate any system, data or personal information, or contain any viruses, Trojan horses, worms, time bombs, back-doors, or other malicious or unauthorized components; (g) all contractors and subcontractors engaged by Co-Publisher in connection with the Game shall have executed written agreements with Co-Publisher providing that (i) as between such contractor or subcontractor and Co-Publisher, all work product created by such contractor or subcontractor is owned entirely and exclusively by Co-Publisher, and (ii) such contractor or subcontractor will be bound by the Co-Publisher’ obligations under this Agreement to the extent that such obligations relate specifically to contractors or subcontractors, always including all confidentiality obligations.

5.2	By Fig.

Fig represents, covenants and warrants that (a) Fig has the right, power and authority to enter into this Agreement and to fully perform its obligations under this Agreement and to grant the rights granted or agreed to be granted hereunder; (b) the making of this Agreement by Fig does not violate any agreement existing between Fig and any other person or entity, and throughout the Term, Fig shall not make any agreement with any person or entity that is inconsistent with any of the provisions of this Agreement.

5.3	Sufficiency of Funds.

Co-Publisher represents and warrants that the sum of the (i) Fig Funds; (ii) the proceeds of any Fig Rewards Crowdfunding; and (iii) funds currently available or will be available to Co-Publisher in a reasonable timeframe, is an amount that will be sufficient to develop the Licensed Game for the Licensed Platforms in accordance with the Agreement.

6.	Confidential Information

6.1.	Confidential Information.

Each Party acknowledges that it will have access to and acquire knowledge from material, data and other information concerning the operation, business, financial affairs, products, customers, trade secrets and intellectual property of the other Party that may not be known to the general public (collectively, “Confidential Information”).

6.2.	No Disclosure.

Each Party agrees to: (i) maintain and preserve the confidentiality of all Confidential Information received from the other, both orally and in writing, including, without limitation, taking such steps to protect and preserve the confidentiality of the Confidential Information as it takes to preserve and protect the confidentiality of its own confidential information; (ii) disclose such Confidential Information only to its and its Affiliates’ employees and contractors on a “need-to-know” basis, that have agreed to maintain the confidentiality thereof; and (iii) not disclose such Confidential Information to any third party without the express written consent of the disclosing Party, provided, however that each Party may disclose the financial terms of this Agreement to its and its Affiliates’ legal and business advisors and to potential investors so long as such third parties agree to maintain the confidentiality of such Confidential Information. Each Party further agrees to use the Confidential Information only for the purpose of performing this Agreement. Whenever requested by a disclosing Party and provided the same is not required for the performance by the receiving Party of its obligations hereunder, a receiving Party shall immediately return to the disclosing Party all manifestations of the Confidential Information or, at the disclosing Party’s option, shall destroy all such Confidential Information as the disclosing Party may designate.

FIG CONFIDENTIAL

6.3.	Exclusions.

The Parties’ obligations above shall not apply to Confidential Information that: (i) is or becomes a matter of public knowledge through no fault of or action by the receiving Party; (ii) was rightfully in the receiving Party’s possession prior to disclosure by the disclosing Party; (iii) subsequent to disclosure, is rightfully obtained by the receiving Party from a third party that is lawfully in possession of such Confidential Information without restriction; or (iv) is independently developed by the receiving Party without resort to the disclosing Party’s Confidential Information as evidenced by the receiving Party’s contemporaneous records; or (v) Fig or any Affiliate includes in any filing with any regulatory authority, including a description of the Co-Publisher and the Licensed Game and this Agreement and related agreements, and such other information as Fig’s counsel advises so to include. Notwithstanding the provisions of Section 6.2, the receiving Party will not be in breach of its obligations hereunder if and to the extent it is required by law or judicial order to disclose any Confidential Information of the disclosing Party, provided that prior written notice of such required disclosure is furnished to the disclosing Party as soon as practicable in order to afford the disclosing Party an opportunity to seek a protective order.

7.	Term and Termination

7.1.	Sell-Off Period.

Notwithstanding expiration or termination of this Agreement, Fig may continue to exercise its rights under the Distribution License for a period of sixty (60) days following expiration or termination, whereupon Fig shall exercise reasonable efforts to terminate any Fig Sales, and to cause any Distributor of Fig to terminate any such sales. Fig shall exercise reasonable efforts to remove or cause any Distributor of Fig to remove from publication or display any advertising relating to the Licensed Game posted by Fig or any such Distributor within the Sell-Off Period.

7.2.	Termination for Cause.

Either Party may terminate this Agreement prior to the end of the Term upon written notice to the other Party: (i) upon a default or breach by the other Party of any of its material obligations under this Agreement, or any material inaccuracy on such other Party’s part with respect to any representation or warranty by such other Party, that is not remedied within thirty (30) calendar days after written notice of such default from the terminating Party; or (ii) if the other Party seeks protection under any bankruptcy, receivership, trust, deed, creditor’s arrangement, or comparable proceeding, or if any such proceeding is instituted against such other Party and not dismissed within ninety (90) days.

7.3.	Termination by Fig or Co-Publisher Prior to Provision of Minimum Fig Funds.

Fig may terminate this Agreement prior to providing Co-Publisher with the Minimum Fig Funds as provided in Section 2.1.2. Co-Publisher may terminate this Agreement upon written notice to Fig if Fig has not provided Co-Publisher with a minimum Fig funds of $3,000,000.00 within 90 days from the Effective Date of this Agreement.

7.4.	Effect of Expiration or Termination.

Except as set forth in Section 7.5, upon expiration or any termination of this Agreement pursuant to this Section 7 all obligations and rights and licenses granted hereunder shall immediately terminate and each Party shall have no further obligations. Each Party shall retain ownership of its respective Confidential Information, and shall, if requested, return to the other party all of the Confidential Information received from the other Party up to the effective date of termination.

7.5.	Survival.

7.5.1. Each of the terms and conditions of this Agreement that by their nature are intended to survive termination or expiration of this Agreement shall so survive, including Sections 2.5 (Revenue-Sharing) (to the extent relating to Gross Revenue earned or accrued during the Term), 2.6 (Taxes), 2.7 (Co-Publisher Records; Audit), 3.1 (IP Ownership), 3.2 Fig Sales (solely to the extent of the remaining term of active Distribution Agreements previously approved by Atari), Advertising, Promotion and PR of Fig; to the extent relating to Fig’s rights and licenses with respect to marketing and public relations of Fig), 5 (Representations and Warranties), 6 (Confidential Information), 7 (Term and Termination), 8 (Indemnification; Limitation of Liability) and 9 (General) shall survive the termination or expiration of this Agreement.

7.5.2. In the event the Licensed Game has been commercially available prior to termination or expiration of this Agreement, the rights and licenses granted by Co-Publisher to Fig shall survive to the extent necessary to permit access and usage of the Licensed Game to end users who purchased, or other persons who have been permissibly distributed, the Licensed Game prior to termination or expiration.

7.5.3. The Parties acknowledge and agree that to the extent the licenses granted in Section 3 survive the termination of this Agreement, all terms and obligations under Section 2 hereof shall also survive.

7.5.4. The Parties acknowledge and agree that this Agreement includes a “license of intellectual property” and is subject to Section 365(n) of the United States Bankruptcy Code, and that each Party shall be entitled to all rights and benefits of such section.

FIG CONFIDENTIAL

7.5.5. If Co-Publisher sells or transfers the Licensed Game or all or substantially all of the Intellectual Property Rights related to the Licensed Game, Co-Publisher shall treat the proceeds from such transaction as Gross Receipts under the Agreement, and Co-Publisher will require the purchaser of the Licensed Game or all or substantially all of the Intellectual Property Rights to assume Co-Publisher’s obligations under this Agreement in writing and, without limitation, to pay the Fig Share. Co-Publisher shall remain primarily liable to Fig for such obligations and payment.

8.	Indemnification; Limitations of Liability.

8.1.	Indemnification.

8.1.1. By Co-Publisher. Co-Publisher agrees to, and shall, indemnify, defend and hold harmless Fig and its Affiliates and their respective directors, shareholders, officers, agents, employees, successors and assigns, from and against any and all third-party claims, demands, suits, actions, judgments, damages, costs, losses, expenses (including reasonable attorneys' fees and expenses) and other liabilities (each, a “Claim”) to the extent arising from or in connection with (a) any allegation that, if true, would constitute a breach of any of the representations, warranties, undertakings or agreements made by Co-Publisher under this Agreement, (b) any Claim that the Licensed Game or any associated advertising or promotional content violates or infringes the intellectual property rights, or rights or privacy or publicity, of any third party; (c) any alleged violation by Co-Publisher, or any party engaged by Co-Publisher, of any law or regulation; or (d) any Claim based on any actual or alleged misstatement or omission in any filing made by Fig or any Affiliate of Fig with any regulatory authority, or any information provided to potential investors in Fig or such Affiliate with respect to the Licensed Game or this Agreement, in each case to the extent such misstatement or omission arises from information provided by Co-Publisher to Fig or any Affiliate of Fig. Co-Publisher shall bear full responsibility for the defense (including any settlements) of any such Claim, provided that Fig obtains Co-Publisher’s written approval to all such information provided in the filings with any regulatory authority or to potential investors, such approval to not be unreasonably withheld and in any and all cases to be communicated to Fig within forty-eight (48) hours of Co-Publisher’s receipt of the proposed information to be provided. For the avoidance of doubt, Co-Publisher’s obligations pursuant to this Section 8.1.1 apply without limitation in the case of Fig Sales as well as distribution by or for Co-Publisher.

8.1.2. By Fig. Fig hereby agrees to indemnify, defend, and hold Co-Publisher and its and its Affiliates and their respective directors, shareholders, officers, agents, employees, successors and assigns, from and against any and all, or on account of, or related to any third-party claims arising out of any breach by Fig of its obligations, representations and warranties in this Agreement, or allegations that, if true, would constitute such a breach by Fig.

8.2.	Notice; Participation.

The indemnified Party shall promptly notify the indemnifying Party of any such claim of which the indemnified Party becomes aware and shall: (i) at the indemnifying Party’s expense, provide reasonable cooperation to the indemnifying Party in connection with the defense or settlement of such claim, and (ii) at the indemnified Party’s expense, be entitled to participate in the defense of any such claim.

8.3.	Settlement.

The indemnified Party agrees that the indemnifying Party shall have sole and exclusive control over the defense and settlement of any such third-party claim, provided that Fig may participate in such defense at its own expense. However, the indemnifying Party shall not acquiesce to any judgment or enter into any settlement that adversely affects the indemnified Party’s rights or interests, or includes any admission of liability by the indemnified Party, without prior written consent of the indemnified Party, such consent not to be unreasonably withheld.

8.4.	Limitation of Liability.

8.4.1.	Fig Liability.

TO THE MAXIMUM EXTENT PERMISSIBLE UNDER APPLICABLE LAW, UNDER NO CIRCUMSTANCES AND UNDER NO LEGAL THEORY SHALL FIG OR ANY AFFILIATE OF FIG BE LIABLE TO CO-PUBLISHER OR ANY AFFILIATE OF CO-PUBLISHER OR ANY OTHER PERSON FOR (I) ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES OF ANY CHARACTER EVEN IF INFORMED OF THE POSSIBILITY OF SUCH DAMAGES; OR (II) ANY AMOUNT IN EXCESS OF THE TOTAL AMOUNT PAID BY FIG TO CO-PUBLISHER UNDER THIS AGREEMENT FOR THE TWELVE (12) MONTHS PRIOR TO THE DATE ON WHICH A CLAIM GIVING RISE TO LIABILITY IS MADE. EACH PARTY ACKNOWLEDGES THAT THIS LIMITATION OF LIABILITY REFLECTS AN INFORMED, VOLUNTARY ALLOCATION BETWEEN THE PARTIES OF THE RISKS (KNOWN AND UNKNOWN) THAT MAY EXIST IN CONNECTION WITH THIS AGREEMENT.

FIG CONFIDENTIAL

8.4.2.	Co-Publisher Liability.

TO THE MAXIMUM EXTENT PERMISSIBLE UNDER APPLICABLE LAW, EXCEPT FOR AMOUNTS ARISING UNDER INDEMNITY, BREACHES OF CONFIDENTIALITY, GROSS NEGLIGENCE, OR GROSS MISUSE OF FIG FUNDS, UNDER NO CIRCUMSTANCES AND UNDER NO LEGAL THEORY SHALL CO-PUBLISHER BE LIABLE TO FIG OR ANY AFFILIATE OF FIG OR ANY OTHER PERSON FOR (I) ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES OF ANY CHARACTER EVEN IF INFORMED OF THE POSSIBILITY OF SUCH DAMAGES; OR (II) ANY AMOUNT IN EXCESS OF THE TOTAL AMOUNT PAID BY FIG TO CO-PUBLISHER UNDER THIS AGREEMENT FOR TWELVE (12) MONTHS PRIOR TO THE DATE ON WHICH A CLAIM GIVING RISE TO LIABILITY IS MADE. EACH PARTY ACKNOWLEDGES THAT THIS LIMITATION OF LIABILITY REFLECTS AN INFORMED, VOLUNTARY ALLOCATION BETWEEN THE PARTIES OF THE RISKS (KNOWN AND UNKNOWN) THAT MAY EXIST IN CONNECTION WITH THIS AGREEMENT.

9.	General.

9.1.	Disclaimers.

Neither Fig nor Co-Publisher makes any representation or warranty as to the amount of Gross Receipts that will be derived from the exploitation of the Licensed Game.

9.2.	Governing Law and Jurisdiction.

This Agreement shall be governed by and interpreted under the laws of the State of New York, without reference to its choice of laws principles. The Parties expressly understand and agree that any dispute arising under this Agreement will be brought exclusively in the state or federal courts within the County of New York, New York and the Parties hereby consent to the exclusive personal jurisdiction and venue therein.

9.3.	Independent Contractor.

The relationship created by this Agreement is one of independent contractors, and not partners, franchisees or joint ventures. No employees, consultants, contractors or agents of one Party are employees, consultants, contractors or agents of the other Party, nor do they have any authority to bind the other party by contract or otherwise to any obligation.

9.4.	Notices and Approvals.

All notices, approvals and demands under this Agreement will be in writing and will be delivered by personal service, confirmed e-mail (for the avoidance of doubt not including an automated delivery receipt), express courier, or certified mail, return receipt requested, to the address of the receiving Party set forth on the Terms Schedule, or at such different address as may be designated by such Party by written notice to the other Party from time to time. Notice shall be deemed received on the day of personal service; on the first business day after confirmed e-mail or delivery by overnight express courier; and on the third business day after sending by other express courier or certified mail.

9.5.	No Assignment.

Neither this Agreement nor any rights or obligations herein may be assigned by Co-Publisher to any other person or entity without the express written approval of Fig, and any attempt at assignment in violation of this section shall be null and void.

9.6.	Force Majeure.

Neither Party will be deemed in default of this Agreement to the extent that performance of its obligations or attempts to cure any breach are delayed or prevented by reason of any act of God, fire, natural disaster, accident, act of government, shortages of material or supplies or any other cause reasonably beyond the control of such party (“Force Majeure”), provided that such Party gives the other Party written notice thereof promptly and, in any event, within fifteen (15) days of discovery thereof, and uses its diligent, good faith efforts to cure the breach. In the event of such a Force Majeure, the time for performance or cure will be extended for a period equal to the duration of the Force Majeure but not in excess of six (6) months.

FIG CONFIDENTIAL

9.7.	Entire Agreement.

This Agreement constitutes the complete and exclusive agreement between the Parties with respect to the subject matter hereof, superseding and replacing any and all prior or contemporaneous agreements, communications, and understandings (whether written or oral) regarding such subject matter. This Agreement may only be modified, or any rights under it waived, by a written document executed by both Parties.

9.8.	Waiver.

The failure of either Party to exercise or enforce any of its rights under this Agreement will not act as a waiver, or continuing waiver, of such rights.

9.9.	Remedies Cumulative.

Any and all remedies herein expressly conferred upon a Party shall be deemed cumulative and not exclusive of any other remedy conferred hereby or by law, and the exercise of any one remedy shall not preclude the exercise of any other.

9.10.	Counterparts.

This Agreement may be signed by facsimile or digital image format and in counterparts by Fig and Co-Publisher, each of which counterpart shall be deemed an original and all of which counterparts when taken together, shall constitute but one and the same instrument. The Parties consent to execution of this Agreement by digital signatures, which shall be considered to have all legal effect as manual signatures.

9.11.	Severability.

If any provision of this Agreement is invalid or unenforceable in any jurisdiction, such provision will be enforced to the maximum extent permissible in such jurisdiction so as to effect the intent of the Parties, and the validity, legality and enforceability of such provision shall not in any way be affected or impaired thereby in any other jurisdiction. If such provision cannot be so amended without materially altering the intention of the Parties, it shall be stricken in the jurisdiction so deeming, and the remainder of this Agreement shall remain in full force and effect.

9.12.	Certain Terms.

As used in this Agreement, “including” (or “includes”) means “including (or includes) but not limited to” and “writing” includes e-mail, text or other digital communication of which a record is kept.

FIG CONFIDENTIAL

Annex A – Licensed Games